Exhibit 99.1

FORM OF CONVOCATION NOTICE OF

MITSUBISHI UFJ SECURITIES CO., LTD.

(Translation)

Securities Code: 8615

June 12, 2007

Dear Shareholders:

Mitsubishi UFJ Securities Co., Ltd.

4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Yasumasa Gomi, Chairman & CEO

Convocation Notice of the Second Annual General Meeting of Shareholders

Mitsubishi UFJ Securities Co., Ltd. cordially invites you to attend the Second Annual General Meeting of Shareholders, to be held as set forth below.

If you are unable to attend the meeting in person, you can still exercise your voting rights by using either of the following methods. After reviewing the Reference Materials for General Meeting of Shareholders contained herein, please exercise your voting rights no later than 5:00 p.m. on June 27, 2007 (Wednesday).

Exercise of Voting Rights in Writing

Please indicate in writing on the enclosed Voting Card whether you approve or disapprove of the proposed resolutions, and return the completed card by return mail so as to reach us by the above-mentioned deadline for exercising your voting rights.

Exercise of Voting Rights via the Internet

Please access the website designated by us for the exercise of voting rights (https://www.evote.jp), and use the “Log-in ID” and “Temporary Password” indicated on the enclosed Voting Card to gain access. By the above-mentioned deadline for exercising your voting rights, please enter whether you approve or disapprove of the proposed resolutions in accordance with the instructions given on the screen.

Details

1. Date and Time:	June 28, 2007 (Thursday) at 10:00 a.m.

2. Place:	Mitsubishi UFJ Securities Co., Ltd.
Main Conference Room
Mitsubishi Building, 2nd Floor
5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo

*You are requested to submit the enclosed Voting Card at the reception desk on the day of the meeting.

3.	Agenda for the General Meeting of Shareholders:

Matters to be Reported:

(1)	The Business Report, Consolidated Financial Statements and the Audit Report on Consolidated Financial Statements conducted by the Independent Auditors and the Board of Corporate Auditors, for the second fiscal year (from April 1, 2006 to March 31, 2007).

(2)	The Financial Statements for the second fiscal year (from April 1, 2006 to March 31, 2007).

Matters to be Resolved:

Item 1: Disposition	of surplus

Item 2: Approval	of the share exchange agreement executed by and between Mitsubishi UFJ Securities Co., Ltd. and Mitsubishi UFJ Financial Group, Inc.

Item 3: Election	of directors

Item 4: Granting	of retirement allowances to retiring directors

Item 5: Payment	of directors’ bonuses

4.	Guide to Exercise of Voting Rights, Etc.

(1)	Notification Method for Amendments to Information Contained in “Reference Materials for General Meeting of Shareholders”, etc.

If it becomes necessary to amend any information contained in the Reference Materials for General Meeting of Shareholders, the Business Report, the Financial Statements or the Consolidated Financial Statements, we will post such amendments thereto on our website (http://www.sc.mufg.jp).

(2)	Treatment of Voting Rights Exercised both in Writing and via the Internet by the Same Party

Where voting rights have been exercised both in writing and via the Internet by the same party, only the exercise of voting rights made via the Internet shall be treated as valid.

(3)	Treatment of Repeated Exercise of Voting Rights via the Internet

Where voting rights have been exercised repeatedly on separate occasions via the Internet, only the latest exercise of such voting rights shall be treated as valid.

Reference Materials for General Meeting of Shareholders

Resolution and Reference Items

[Omitted (Resolution Item 1)]

Resolution Item 2: Approval of the Share Exchange Agreement executed by and between Mitsubishi UFJ Securities Co., Ltd. and Mitsubishi UFJ Financial Group, Inc.

1.	Purpose of the Share Exchange

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) has been actively pursuing its integrated group strategy, which positions Retail, Corporate and Trust Assets (asset management and asset administration) as the three core business areas. MUFG’s bank, trust bank and securities company are being integrated as a unified group to deliver promptly and effectively high-quality financial products and services.

To stimulate the evolving trend from savings to investments, seize the opportunity presented by the deregulation of the Japanese financial markets, effectively and promptly meet the dramatic changes in the Japanese financial environment, further enhance cooperation among group companies while complying strictly with all laws and regulations, and conduct our business as a unified group, Mitsubishi UFJ Securities Co., Ltd. (the “Company”) has agreed to become a wholly-owned subsidiary of MUFG.

By accelerating the exchange of personnel, utilizing the operational base and collaborating within the global network of the MUFG group, MUFG and the Company believe that the share exchange will enable the MUFG group to further strengthen its securities and investment banking business and maximize synergies among its banking, trust and securities businesses. MUFG and the Company will continue to make every effort to provide integrated, high-quality services in a comprehensive and timely manner to meet the increasingly diverse and more sophisticated needs of customers at home and abroad. Through these efforts, MUFG and the Company aim to enhance the corporate value of the whole group for all of MUFG’s stakeholders, including the Company’s shareholders, who will receive MUFG shares in the share exchange.

The Company appreciates your endorsement of the reasons for the share exchange and your approval of this resolution item.

2.	The Share Exchange Agreement

A description follows of the share exchange agreement executed as of March 28, 2007 by and between the Company and MUFG.

[Omitted (Share Exchange Agreement)]

3.	Matters Concerning the Appropriateness of the Share Exchange Ratio and the Amounts of MUFG’s Stated Capital and Reserve pursuant to Article 768, Paragraph 1, Items 2 and 3 of the Company Law of Japan.

(1)	Matters Concerning the Appropriateness of the Share Exchange Ratio

The Company approved the share exchange ratio (i.e., 1.02 shares of common stock of MUFG to be issued for each share of common stock of the Company) for the share exchange with MUFG, which is scheduled to take effect on September 30, 2007 (the “Share Exchange”), based on the following.

	In order to ensure a fair and appropriate share exchange ratio for the Share Exchange, the Company and MUFG independently asked third-party institutions for their expert opinions concerning the calculation of the share exchange ratio. The Company selected Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch”) and MUFG selected Morgan Stanley Japan Securities Co., Ltd., in each case as their respective third-party institutions to perform certain analyses relating to the proposed share exchange ratio.

‚	Upon request and based on the terms and conditions of the Share Exchange, Merrill Lynch performed various analyses that it deemed relevant (including an analysis of the historical stock prices, a comparable companies analysis, a discounted cash flow analysis, a comparable transactions analysis, an analysis of premiums paid in comparable transactions, and a pro forma earnings-per-share accretion/dilution analysis), based on and subject to the assumptions set forth in the opinion, an English translation of which is included as Annex E to the prospectus. Merrill Lynch conducted both quantitative and qualitative analyses, and reviewed and considered such analyses in an integrated manner in preparing their opinion, without weighing the numerical results of each of the analyses.

ƒ	In view of the above analyses conducted by Merrill Lynch, and Merrill Lynch’s fairness opinion, the Company, in evaluating the share exchange ratios, has considered the number of MUFG shares to be assigned to each share of the Company within the following respective ranges: (i) from 0.884 to 0.986 based on an analysis of the historical stock prices of each of the Company and MUFG, (ii) from 0.870 to 1.305 based on a comparable companies analyses for each of the Company and MUFG and (iii) from 0.467 to 1.247 based on a discounted cash flow analysis using the dividend discount model.

„	Based on the above, and as a result of negotiations and discussions with MUFG, the Company and MUFG agreed to recommend to their respective board of directors the share exchange ratio of 1 to 1.02 (i.e., 1.02 shares of common stock of MUFG to be issued for each share of common stock of the Company), as their original proposal on the share exchange ratio.

…	The Company and MUFG approved the share exchange ratio for the Share Exchange at their respective board of directors meetings held on March 28, 2007, and executed the share exchange agreement (the “Share Exchange Agreement”) as of the same date.

†	Pursuant to the Share Exchange Agreement, in the event of a material change in the financial condition or management performance of the Company or MUFG during the period from the date of the Share Exchange Agreement to the day immediately preceding the effective date of the Share Exchange, the terms and conditions of the Share Exchange may be amended or the Share Exchange Agreement may be terminated upon mutual consultation.

‡	MUFG plans to conduct a stock split pursuant to which each share of common stock held by shareholders (including beneficial shareholders) entered or recorded in the latest shareholders’ register and the register of fractional shares of MUFG, as of the day immediately preceding the Scheduled Stock Split Effective Date (as defined below), will be split into 1,000 shares on September 30, 2007 (the “Scheduled Stock Split Effective Date”).

ˆ	On condition that the stock split becomes effective, MUFG plans, pursuant to Article 191 of the Company Law of Japan, to amend its articles of incorporation so that each voting unit shall consist of 100 shares and each such voting unit shall entitle the holder to exercise one voting right at general meetings of shareholders.

[Omitted (fairness opinion of Merrill Lynch)]

(2)	Matters Concerning the Appropriateness of the Amount of MUFG’s Stated Capital and Reserve

Since the shares of common stock to be delivered by MUFG to the Company’s shareholders are expected to come from treasury stock, MUFG does not plan to issue new shares to effect the Share Exchange.

The Company and MUFG have approved the following matters, pursuant to Article 69 of the Corporate Accounting Regulations, with respect to MUFG’s Stated Capital and Reserve being increased upon the Share Exchange taking effect to preserve flexibility under MUFG’s capital policy.

	Stated Capital:

0 yen

‚	Stated Capital Reserve:

The amount as separately prescribed by MUFG pursuant to Article 69, Paragraph 1, Item 2(b)(2) of the Corporate Accounting Regulations

ƒ	Earned Reserve:

0 yen

4.	Details of the Matters set forth in Article 184, Item 5, of the Enforcement Regulation of the Company Law of Japan (the Ordinance of the Ministry of Justice (2006 No. 12), prior to the enforcement of the Ordinance of the Ministry of Justice (2007 No. 30) (the “Former Enforcement Regulation of the Company Law of Japan”)) concerning MUFG

5.	Details of the Matters set forth in Article 184, Item 6, of the Former Enforcement Regulation of the Company Law of Japan concerning the Company

[Omitted (Resolution Item 3)]

[Omitted (Resolution Item 4)]

[Omitted (Resolution Item 5)]